Exhibit 21

APA Enterprises, Inc. had two subsidiaries as of March 31, 2007, as set forth below. Both subsidiaries are wholly-owned by APA Enterprises, Inc.

Name	Jurisdiction of Incorporation
APA Cables and Networks, Inc.	Minnesota
APA Optronics (India) Private Limited	India